SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2024

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

News clarification

Rio de Janeiro, November 29, 2024, Centrais Elétricas Brasileiras S/A – Eletrobras informs that, on November 26, 2024, it received Official Letter No. 309/2024/CVM/SEP/GEA-1 from the Brazilian Securities and Exchange Commission - CVM, attached to this market announcement, in which the CVM's technical area requests clarification regarding the news published on November 25, 2024, under the title: “Eletrobras should invest R$9 billion in 2024, triple the historical average, says CEO”, which contains the following information: Eletrobras is expected to invest close to 9 billion reais this year, triple the historical average of 3 billion reais in annual investments, and the trend “should not be different” in 2025 and 2026, the company's CEO, Ivan Monteiro, said on Monday.

Different from what was reported in the article, Mr. Ivan Monteiro said the following: “We will probably invest around 9 billion reais this year for a historical average of around 3.5, and this should not be different in 25 and 26”.

In this regard, Mr. Ivan Monteiro's speech referred to information already disclosed to the market. The investments[1] reported by the company were R$1.847 billion in 2020, R$3.146 billion in 2021 and R$5.174 billion in 2022, totaling an average of approximately R$3.5 billion for the period. In 2023, Eletrobras' investments were R$9.018 billion. In the first nine months of 2023, we disclosed in the 3Q23 Earnings Report investments of R$4.386 billion, in line with the amount also disclosed for this year of 2024, which reached R$4.934 billion in the same nine-month period, as disclosed in the 3Q24 Earnings Report.

We also highlight, in the same sense, the text published in the Management Message of the 2023 Management Report:

The Company's CAPEX reached R$9 billion, an increase of over 60% compared to 2022 and almost double compared to 2021. We are concluding important projects with the construction of the Manaus-Boa Vista transmission line with a total investment of R$3.3 billion and the Coxilha Negra wind farm, the Company's largest investment in generation of approximately R$2.1 billion, consisting of 72 wind turbines and with 302.4 MW of installed capacity, which has already started operations in the testing phase. In addition, we have 199 large-scale transmission projects under implementation, with an estimated CAPEX of R$7.0 billion by 2027.

With our increased investment capacity, we actively participated in the sector's transmission auction calendar in 2023. In the June auction, we were the only participant that bid on all nine lots, always competitively and with capital discipline.

Therefore, the comment made by Mr. Ivan Monteiro refers to the context of the recovery of Eletrobras' investment capacity after privatization, which occurred in 2022, considering the new investment level reached as of 2023, which, as disclosed by the Company, is being maintained in 2024, and is necessary to increase the reliability, safety, useful life and efficiency of the company's assets, and is in line with what will still develop over the coming years.

Finally, it is worth noting that the resumption of investment capacity has been reiterated in the various interactions with the market and in the company's disclosure materials, such as: 2023 Management Report, 4Q23 earnings presentation, 1Q24 earnings release and the institutional presentation of July 2024. Therefore, this is not new information, guidance or projection by the company.

[1] Does not include investments in Eletronuclear.

This document may contain estimates and projections that are not statements of fact that have occurred in the past, but reflect the beliefs and expectations of our management and may constitute estimates and projections about future events within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believes", "may", "may", "estimates", "continues", "anticipates", "intends", "expects" and the like are intended to identify estimates that necessarily involve risks and uncertainties, whether known or not. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, variations in interest rates, inflation and the value of the Brazilian Real, changes in volumes and patterns of consumer use of electricity, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations, and other risks described in our annual report and other documents filed with the SEC. Estimates and projections speak only as of the date on which they were expressed and we undertake no obligation to update any such estimates or projections due to the occurrence of new information or upcoming events. The future results of the Companies' operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding performed.

Eduardo Haiama

Vice President of Finance and Investor Relations

ANNEX

Copy of the letter

Subject: Request for clarification on news

Dear Director,

1. We refer to the news published on 11.25.2024 in the electronic media Isto é Dinheiro Online, Business section, under the title: “Eletrobras should invest R$9 billion in 2024, triple the historical average, says CEO", which contains the following statements:

Eletrobras is expected to invest close to 9 billion reais this year, triple the historical average of 3 billion reais in annual investments, and the trend “should not be different” in 2025 and 2026, the company's CEO, Ivan Monteiro, said on Monday.

2. In view of the above, we determine that you clarify whether the news is true, and, if so, explain the reasons why you believe it is not a relevant fact, as well as comment on other information considered important on the subject.

3. It should be noted that, according to article 3 of CVM Resolution No. 44/21, the Investor Relations Officer is responsible for disclosing and communicating to the CVM and, if applicable, to the stock exchange and the organized over-the-counter market entity in which the securities issued by the company are admitted to trading, any relevant act or fact that occurred or related to its business, as well as ensuring their wide and immediate dissemination, simultaneously in all markets in which such securities are admitted to trading.

4. Such manifestation shall occur through the Empresa.NET System, category: Market Announcement, type: Clarifications on CVM/B3 questions, subject: News Published in the Media, which shall include the transcription of this letter. The fulfillment of this request for manifestation by means of a Notice to the Market does not exempt the eventual determination of liability for the failure to timely disclose a Relevant Fact, pursuant to CVM Resolution No. 44/21.

5. We warn that, by order of the Superintendence of Relations with Companies, in the use of its legal powers and, based on item II, of article 9, of Law No. 6,385/76, and CVM Resolution No. 47/21, it will be up to the determination of the application of a punitive fine, in the amount of R$ 1,000.00 (one thousand reais), without prejudice to other administrative sanctions, for non-compliance with the requirement contained in this letter, sent exclusively by e-mail, until 11.27.2024.

This document may contain estimates and projections that are not statements of fact that have occurred in the past, but reflect the beliefs and expectations of our management and may constitute estimates and projections about future events within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believes", "may", "may", "estimates", "continues", "anticipates", "intends", "expects" and the like are intended to identify estimates that necessarily involve risks and uncertainties, whether known or not. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, variations in interest rates, inflation and the value of the Brazilian Real, changes in volumes and patterns of consumer use of electricity, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations, and other risks described in our annual report and other documents filed with the SEC. Estimates and projections speak only as of the date on which they were expressed and we undertake no obligation to update any such estimates or projections due to the occurrence of new information or upcoming events. The future results of the Companies' operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding performed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2024

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.